SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29415; File No. 812-13465]

Tri-Continental Corporation, et al.; Notice of Application

September 10, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-

end investment companies to make periodic distributions of long-term capital gains with

respect to their common shares as often as monthly in any one taxable year, and as

frequently as distributions are specified by or in accordance with the terms of any

preferred shares.

Applicants: Tri-Continental Corporation ("Tri-Continental"), RiverSource LaSalle

International Real Estate Fund, Inc. ("RLIREF"), Seligman Premium Technology Growth

Fund, Inc. ("SPTGF," together with Tri-Continental and RLIREF, the "Funds"), and

Columbia Management Investment Advisers, LLC (the "Investment Adviser").

Filing Dates: The application was filed on December 26, 2007, and amended on

September 1, 2009, and May 13, 2010. Applicants have agreed to file an amendment

during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by

5:30 p.m. on October 4, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, 20549-1090; Applicants: Tri-Continental, RLIREF, and SPTGF, 50605 Ameriprise Financial Center, Minneapolis, MN 55474; the Investment Adviser, 100 Federal Street, Boston, MA 02110.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1. Each of the Funds is a closed-end management investment company registered under the Act and incorporated in the state of Maryland.[1] Tri-Continental's

---

[1] All registered closed-end investment companies that currently intend to rely on the order are named as applicants. Applicants request that the order also apply to each registered closed-end investment company that in the future: (a) is advised by the Investment Adviser (including any successor in interest) or by an entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with the Investment Adviser; and (b) complies with the terms and conditions of the application (included in the term "Funds"). A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

investment objective is future growth of both capital and income while providing

reasonable current income. Tri-Continental's common shares are listed on the New York

Stock Exchange ("NYSE"). Tri-Continental has also issued preferred shares. RLIREF's

primary investment objective is long-term capital appreciation and its secondary

objective is current income. RLIREF's common shares are listed on the NYSE. To date,

RLIREF has not issued preferred shares. SPTGF's primary investment objective is

growth of capital and current income. SPTGF's common shares are listed on the NYSE.

To date, SPTGF has not issued preferred shares. Applicants believe that the shareholders

of each Fund are generally conservative, dividend-sensitive investors who desire current

income periodically and may favor a fixed distribution policy.

2. The Investment Adviser, a wholly-owned subsidiary of Ameriprise

Financial, Inc., is registered under the Investment Advisers Act of 1940 ("Advisers Act").

The Investment Adviser acts as investment adviser to the Funds. Each Fund will be

advised by investment advisers that are registered under the Advisers Act.

3. Applicants state that prior to implementing a distribution plan, the board

of directors (the "Board") of each Fund, including a majority of the members of the

Board who are not "interested persons" of the Fund as defined in section 2(a)(19) of the

Act (the "Independent Directors"), will review information regarding the purpose and

terms of a proposed distribution policy, the likely effects of such policy on the Fund's

long-term total return (in relation to market price and net asset value ("NAV") per

common share) and the relationship between such Fund's distribution rate on its common

shares under the policy and such Fund's total return (in relation to NAV per share).

Applicants state that the Independent Directors also will consider what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and each such Fund might have with respect to the adoption or implementation of such policy. Applicants further state that after considering such information, the Board, including the Independent Directors, of each Fund will approve a distribution policy with respect to such Fund's common shares (the "Plan") and will determine that such Plan is consistent with the Fund's investment objective(s) and in the best interests of the Fund's common shareholders.

4.   Applicants state that the purpose of each Fund's Plan is to permit the Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of the return of capital paid by portfolio companies to such Fund during such year. Applicants note that under the Plan, each Fund would distribute to its respective common shareholders a fixed monthly percentage of the market price of such Fund's common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. Applicants further state that the minimum annual distribution rate would be independent of each Fund's performance during any particular period, but would be expected to correlate with such Fund's performance over time. Applicants explain that except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of subchapter M of the

Internal Revenue Code of 1986 ("Code") for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

5.   Applicants state that the Board of each of Tri-Continental and RLIREF has adopted policies and procedures under rule 38a-1 under the Act that are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to section 19(a) of the Act, rule 19a-1 under the Act, and condition 4 below (each a "19(a) Notice") comply with condition 2.a. below, and that all other written communications by the Fund or its agents regarding distributions under the Plan include the disclosure required by condition 3.a. below. Applicants state that the Board of each of Tri-Continental and RLIREF also has adopted policies and procedures that require each of the Funds to keep records that demonstrate its compliance with all of the conditions of the requested order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices. SPTGF and any future Fund would adopt similar policies and procedures before relying on the requested relief.

Applicants' Legal Analysis:

1.   Section 19(b) of the Act generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 under the Act limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for

the year, plus one additional capital gain dividend made in whole or in part to avoid the

excise tax under section 4982 of the Code.

2.   Section 6(c) provides that the Commission may, by order upon

application, conditionally or unconditionally exempt any person, security, or transaction,

or any class or classes of persons, securities or transactions, from any provision of the

Act, if and to the extent that the exemption is necessary or appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

3.   Applicants state that one of the concerns underlying section 19(b) and rule

19b-1 is that shareholders might be unable to differentiate between frequent distributions

of capital gains and dividends from investment income. Applicants state, however, that

rule 19a-1 effectively addresses this concern by requiring that a separate statement

showing the sources of a distribution (e.g., net investment income, net short-term capital

gains, net long-term capital gains and/or return of capital) accompany any distributions

(or the confirmation of the reinvestment of distributions) estimated to be sourced in part

from capital gains or capital. Applicants also state that the same information is included

in each Fund's annual reports to shareholders and similar information is included on its

IRS Form 1099-DIV, which is sent to each common and preferred shareholder who

received distributions during a particular year (including shareholders who have sold

shares during the year).

4.   Applicants further state that each Fund will make the additional

disclosures required by the conditions set forth below, and each of them has adopted, or

will adopt, compliance policies and procedures in accordance with rule 38a-1 under the

Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders. Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is each Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that compliance with the Fund's compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares.[2] According to applicants, if the underlying concern extends to secondary market purchases

---

[2] Applicants note that Tri-Continental is technically continuously distributing its common shares because it has outstanding warrants to purchase common stock, which were either issued prior to 1940 or in connection with a series of corporate acquisitions in the 1950's. In addition, Tri-Continental has a cash purchase plan that is part of a dividend reinvestment plan, which is described in its current prospectus and recently has accounted for less than .6% of the average issued and outstanding shares of common stock.

of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6. Applicants also note that common shares of closed-end funds often trade in the marketplace at a discount to the funds' NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.

7. Applicants assert that the application of rule 19b-1 to a Plan actually could have an undesirable influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the implementation of a periodic distribution plan imposes pressure on management (a) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (b) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants thus assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, rule 19b-1 may prevent the efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.	Applicants also assert that rule 19b-1 may cause fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[3] (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund's long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan, or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.	Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

---

[3] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for, and do not expect the liquidation value of their shares to change.

12.   Applicants request an order under section 6(c) granting an exemption from section 19(b) and rule 19b-1 to permit each Fund to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Compliance Review and Reporting. Each Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at

the next quarterly scheduled regular Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the order, and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. <u>Disclosures to Fund Shareholders</u>.

a. Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by section 19(a) and rule 19a-1:

i. will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent

distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

ii. will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[4] and

---

[4] The disclosure in this condition 2.a.ii.(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

b. On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

i. describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

ii. include the disclosure required by condition 2.a.ii.(1) above;

iii. state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

iv. describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

c. Each report provided to shareholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the

Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. <u>Disclosure to Shareholders, Prospective Shareholders and Third Parties</u>.

a. Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2.a.ii. above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund's common shareholder, prospective common shareholder or third-party information provider;

b. Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2.a.ii. above, as an exhibit to its next filed Form N-CSR; and

c. Each Fund will post prominently a statement on its (or the Investment Adviser's) web site containing the information in each 19(a) Notice, including the disclosure required by condition 2.a.ii. above, and will maintain such information on such web site for at least 24 months.

4. <u>Delivery of 19(a) Notices to Beneficial Owners</u>. If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice

assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. <u>Additional Board Determinations for Funds Whose Shares Trade at a Premium</u>.

If:

a. A Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

b. The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

i. At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(1) will request and evaluate, and the Fund's Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5.b.i.(1) above; including, without limitation:

(A) whether the Plan is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(C) the Fund's current distribution rate, as described in condition 5.b. above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5.b., or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

ii. The Board will record the information considered by it, including its consideration of the factors listed in condition 5.b.i.(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings. A Fund will not make a public offering of the Fund's common shares other than:

a. A rights offering below NAV to holders of the Fund's common shares;

b. An offering in connection with a dividend reinvestment and cash purchase plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund or, in the case of Tri-Continental, in connection with its outstanding warrants (9,491 of which were outstanding on February 26, 2010); or

c. An offering other than an offering described in conditions 6.a. and 6.b. above, provided that, with respect to such other offering:

i. the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[5] expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[6] and

ii. the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

---

[5] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[6] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

7. <u>Amendments to Rule 19b-1</u>. The requested order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary
